DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Description of Listed Senior Notes
The following description of our 7.500% Senior Notes due 2020 (the “2020 Notes”), 4.250% Senior Notes due 2023 (the “2023 Notes”), 5.875% Senior Notes due 2024 (the “2024 Notes) and 5.500% Senior Notes due 2027 (the “2027 Notes” and, together with the 2020 Notes, the 2023 Notes and the 2024 Notes, the “Listed Senior Notes”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to that certain indenture, dated as of June 8, 2018 (the “Base Indenture”), among Energy Transfer Operating, L.P. (“ETO”), as issuer, Sunoco Logistics partners Operations L.P. (“SXL Opco”), as subsidiary guarantor, and U.S. Bank National Association, as the trustee (the “trustee”), as supplemented by that certain third supplemental indenture, dated as of March 25, 2019 (the Base Indenture, as so supplemented, the “Indenture”), which is incorporated by reference as an exhibit to this Annual Report on Form 10-K, of which this Exhibit [4.1] is a part. We encourage you to read the Indenture for additional information. Certain terms used herein and not defined have the meaning given to them in the Indenture.
In this description, references to “ETO” “we,” “us” or “our” include only ETO and not any of its subsidiaries.
General
We have issued $1.187 billion aggregate principal amount of the 2020 Notes, $1.0 billion aggregate principal amount of the 2023 Notes, $1.15 billion aggregate principal amount of the 2024 Notes and $1.0 billion aggregate principal amount of the 2027 Notes.
The 2020 Notes will mature on October 15, 2020. The 2023 Notes will mature on March 15, 2023. The 2024 Notes will mature on January 15, 2024. The 2027 Notes will mature on June 1, 2027.
The 2020 Notes accrue interest at a rate per annum equal to 7.500% payable semi-annual in arrears on April 15 and October 15 of each year to the persons in whose names the 2020 Notes are registered at the close of business on April 1 and October 1, respectively, preceding the interest payment date. Interest on the 2020 Notes is paid on the basis of a 360-day year consisting of twelve 30-day months.
The 2023 Notes accrue interest at a rate per annum equal to 4.250% payable semi-annual in arrears on March 15 and September 15 of each year to the persons in whose names the 2023 Notes are registered at the close of business on March 1 and September 1, respectively, preceding the interest payment date. Interest on the 2023 Notes is paid on the basis of a 360-day year consisting of twelve 30-day months.
The 2024 Notes accrue interest at a rate per annum equal to 5.875% payable semi-annual in arrears on January 15 and July 15 of each year to the persons in whose names the 2024 Notes are registered at the close of business on January 1 and July 1, respectively, preceding the interest payment date. Interest on the 2024 Notes is paid on the basis of a 360-day year consisting of twelve 30-day months.
The 2027 Notes interest at a rate per annum equal to 5.500% payable semi-annual in arrears on June 1 and December 1 of each year to the persons in whose names the 2027 Notes are registered at the close of business on May 15 and November 15, respectively, preceding the interest payment date. Interest on the 2027 Notes is paid on the basis of a 360-day year consisting of twelve 30-day months.
Interest on each series of Listed Senior Notes accrues from the last interest payment date on which interest was paid or duly provided for with respect to the applicable series of notes.

If any interest payment date, stated maturity date or redemption date falls on a day that is not a business day, the payment will be made on the next business day and no interest will accrue for the period from and after such interest payment date, stated maturity date or redemption date.
The Listed Senior Notes were issued in fully registered form only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.
We may without notice to or the consent of the holders of any Listed Senior Notes, increase the principal amount of any series of Listed Senior Notes in the future, on the same terms and conditions, other than the public offering price, original interest accrual date and initial interest payment date, and with the same CUSIP number as such series of Listed Senior Notes.
The Indenture does not limit the amount of debt that we may issue, nor the amount of other unsecured debt or securities that we or any of our subsidiaries may issue. We may issue additional debt securities under the Base Indenture from time to time in one or more series, each in an amount authorized prior to issuance. Other than the restrictions contained in the Indenture on liens and sale-leaseback transactions described below under “-Certain Covenants,” the Indenture does not contain any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction. In addition, the Indenture does not limit our ability to guarantee any indebtedness of our subsidiaries or any other person.
Optional Redemption
The Listed Senior Notes of the following series will be redeemable, at our option, in whole at any time or in part from time to time, (i) in the case of the 2020 Notes, at any time, (ii) in the case of the 2023 Notes, prior to December 15, 2022 (three months prior to their maturity date) (the “2023 Notes Early Call Date”), (iii) in the case of the 2024 Notes, prior to October 15, 2023 (three months prior to their maturity date) (the “2024 Notes Early Call Date”) and (iv) in the case of the 2027 Notes, prior to March 1, 2027 (three months prior to their maturity date) (the “2027 Notes Early Call Date” and, together with the 2023 Notes Early Call Date and the 2024 Notes Early Call Date, the “Early Call Dates”), at a redemption price equal to the greater of:
•100% of the principal amount of the Listed Senior Notes of that series to be redeemed; or
•the sum of the present values of the remaining scheduled payments of principal and interest (at the interest rate in effect on the date of calculation of the redemption price) on the Listed Senior Notes of that series to be redeemed that would be due after the related redemption date of such Listed Senior Notes but for such redemption (exclusive of interest accrued to, but excluding, the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 50 basis points;
plus, in either case, accrued and unpaid interest to, but excluding, the redemption date.
At any time on or after the 2023 Notes Early Call Date with respect to the 2023 Notes, the 2024 Notes Early Call Date with respect to the 2024 Notes and the 2027 Notes Early Call Date with respect to the 2027 Notes, the respective notes will be redeemable in whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the applicable series of Listed Senior Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.
The actual redemption price, calculated as provided below, will be calculated and certified to the trustee and us by the Independent Investment Banker.

Listed Senior Notes called for redemption become due on the redemption date. Notices of redemption will be delivered at least 15 but not more than 60 days before the redemption date to each holder of the notes to be redeemed at its registered address. The notice of redemption for any series of Listed Senior Notes will state, among other things, the amount of Listed Senior Notes to be redeemed, the redemption date, the method of calculating the redemption price and each place that payment will be made upon presentation and surrender of such Listed Senior Notes to be redeemed. Unless we default in payment of the redemption price, interest will cease to accrue on any notes that have been called for redemption on the redemption date. If less than all of the Listed Senior Notes of a series are redeemed at any time, the trustee will select the notes or any portions thereof in integral multiples of $1,000 to be redeemed on a pro rata basis, by lot or by any other method the trustee deems fair and appropriate and, when the Listed Senior Notes are in the form of global securities, in accordance with the applicable procedures of the DTC.
For purposes of determining the redemption price, the following definitions are applicable:
“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the applicable series of Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the applicable series of Notes to be redeemed; provided, however, that if no maturity is within three months before or after the maturity date for such Notes, yields for the two published maturities most closely corresponding to such United States Treasury security will be determined and the treasury rate will be interpolated or extrapolated from those yields on a straight line basis rounding to the nearest month.
“Comparable Treasury Price” means, with respect to any redemption date, (a) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (b) if the Independent Investment Banker obtains fewer than four Reference Treasury Dealer Quotations, the average of all such quotations.
“Independent Investment Banker” means any of Citigroup Global Markets Inc., J.P. Morgan Securities LLC or TD Securities (USA) LLC (and their respective successors) or, if any such firm is not willing and able to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by ETO.
“Reference Treasury Dealer” means a primary U.S. government securities dealer in the United States selected by each of Citigroup Global Markets Inc., J.P. Morgan Securities LLC and TD Securities (USA) LLC or an affiliate or successor of the foregoing, and, at our option, one or more additional primary U.S. government securities dealer in the United States; provided, however, that if any of the foregoing shall resign as a Reference Treasury Dealer or cease to be a U.S. government securities dealer, ETO will substitute therefor another primary U.S. government securities dealer in the United States.
“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for such Listed Senior Notes, an average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue for the applicable series of Listed Senior Notes to be redeemed (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.
“Treasury Yield” means, with respect to any redemption date applicable to the Listed Senior Notes to be redeemed, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.
Subsidiary Guarantees
The Listed Senior Notes are guaranteed by SXL Opco. None of ETO’s other Subsidiaries guaranteed the Listed Senior Notes upon their issuance; however, if at any time following the issuance of the Listed Senior Notes, any ETO Subsidiary guarantees, becomes a co-obligor with respect to or otherwise provides direct credit support for any obligations of ETO or any of its other Subsidiaries under the Credit Agreement, then ETO will cause such Subsidiary to promptly execute and deliver to the trustee a supplemental indenture in a form satisfactory to the trustee pursuant to which such Subsidiary guarantees ETO’s obligations with respect to the Listed Senior Notes on the terms provided for in the Indenture.
The guarantee of any Subsidiary Guarantor may be released under certain circumstances. If ETO exercises its legal or covenant defeasance option with respect to the Listed Senior Notes as described below under “-Defeasance and Discharge,” then any Subsidiary Guarantor will be released. Further, if no default has occurred and is continuing under the Indenture, and to the extent not otherwise prohibited by the Indenture, a Subsidiary Guarantor will be unconditionally released and discharged from its guarantee:
•automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any Person that is not an affiliate of ETO, of all of ETO’s direct or indirect limited partnership or other equity interests in the Subsidiary Guarantor;
•automatically upon the merger of the Subsidiary Guarantor into ETO or any other Subsidiary Guarantor or the liquidation and dissolution of the Subsidiary Guarantor; or
•following delivery of a written notice by us to the trustee, upon the release of all guarantees or other obligations of the Subsidiary Guarantor with respect to ETO’s obligations or those of any of its Subsidiaries under the Credit Agreement.
If at any time following any release of a Subsidiary Guarantor from its guarantee of the Listed Senior Notes pursuant to the third bullet point in the preceding paragraph, the Subsidiary Guarantor again guarantees, becomes a co-obligor with respect to or otherwise provides direct credit support for any of ETO’s obligations or those of any of its Subsidiaries under the Credit Agreement, then ETO will cause the Subsidiary Guarantor to again guarantee the Listed Senior Notes in accordance with the Indenture.
Ranking
The Listed Senior Notes are senior unsecured obligations of ETO and rank equally in right of payment with all of ETO’s existing and future senior unsecured debt, including debt under ETO’s revolving credit facility, its existing senior notes and the senior notes of SXL Opco. The Listed Senior Notes rank senior in right of payment with all of ETO’s existing and future subordinated debt of ETO, including its junior subordinated notes, and structurally subordinated to the indebtedness and other obligations, including trade payables, of ETO’s subsidiaries that do not guarantee the Listed Senior Notes. The Listed Senior Notes and each guarantee, if any, effectively rank junior to any future indebtedness of ETO and SXL Opco or any applicable Subsidiary Guarantor that is both secured and unsubordinated to the extent of the value of the assets securing such indebtedness.
The Listed Senior Notes are and will be guaranteed by SXL Opco on a senior unsecured basis so long as it guarantees any of ETO’s other long-term debt. Any of ETO’s other subsidiaries that in the future become guarantors or co-issuers of ETO’s long-term debt must guarantee the Listed Senior Notes on the same basis.

SXL Opco’s guarantee of each series of the Listed Senior Notes ranks equally in right of payment with SXL Opco’s existing and future senior unsecured debt, including its senior notes and its guarantees of debt under ETO’s revolving credit facility and existing senior notes, and senior in right of payment to any subordinated debt SXL Opco may incur.
No Sinking Fund
ETO is not required to make any mandatory redemption or sinking fund payments with respect to the Listed Senior Notes.
Certain Covenants
Except as set forth below, neither ETO nor any of its Subsidiaries is restricted by the Indenture from incurring any type of indebtedness or other obligation, from paying dividends or making distributions on its partnership or other equity interests or from purchasing or redeeming its partnership or other equity interests. The Indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the Indenture does not contain any provisions that would require ETO to repurchase or redeem or otherwise modify the terms of the Listed Senior Notes upon a change in control or other events involving ETO that could adversely affect the creditworthiness of ETO.
Limitations on Liens.
ETO will not, nor will it permit any of its Subsidiaries to, create, assume, incur or suffer to exist any mortgage, lien, security interest, pledge, charge or other encumbrance (“liens”) upon any Principal Property or upon any capital stock of any Restricted Subsidiary, whether owned on the date of the Indenture or thereafter acquired, to secure any Indebtedness of ETO or any other Person (other than the Listed Senior Notes), without in any such case making effective provisions whereby all of the outstanding notes are secured equally and ratably with, or prior to, such Indebtedness so long as such Indebtedness is so secured.
Notwithstanding the foregoing, under the Indenture, ETO may, and may permit any of its Subsidiaries to, create, assume, incur, or suffer to exist without securing the Listed Senior Notes (a) any Permitted Lien, (b) any lien upon any Principal Property or capital stock of a Restricted Subsidiary to secure Indebtedness of ETO or any other Person, provided that the aggregate principal amount of all Indebtedness then outstanding secured by such lien and all similar liens under this clause (b), together with all Attributable Indebtedness from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below), does not exceed 10% of Consolidated Net Tangible Assets or (c) any lien upon (i) any Principal Property that was not owned by ETO or any of its Subsidiaries on the date of the supplemental indenture creating the Listed Senior Notes or (ii) the capital stock of any Restricted Subsidiary that owns no Principal Property that was owned by ETO or any of its Subsidiaries on the date of the supplemental indenture creating the Listed Senior Notes, in each case owned by a Subsidiary of ETO (an “Excluded Subsidiary”) that (A) is not, and is not required to be, a Subsidiary Guarantor and (B) has not granted any liens on any of its property securing Indebtedness with recourse to ETO or any Subsidiary of ETO other than such Excluded Subsidiary or any other Excluded Subsidiary.
Restriction on Sale-Leasebacks.
ETO will not, and will not permit any Subsidiary to, engage in the sale or transfer by ETO or any of its Subsidiaries of any Principal Property to a Person (other than ETO or a Subsidiary) and the taking back by ETO or its Subsidiary, as the case may be, of a lease of such Principal Property (a “Sale-Leaseback Transaction”), unless:
(1) such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;
(2) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;
(3) ETO or such Subsidiary would be entitled to incur Indebtedness secured by a lien on the Principal Property subject thereto in a principal amount equal to or exceeding the Attributable Indebtedness from such Sale-Leaseback Transaction without equally and ratably securing the Listed Senior Notes; or
(4) ETO or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the Attributable Indebtedness from such Sale-Leaseback Transaction to (a) the prepayment, repayment, redemption, reduction or retirement of any Indebtedness of ETO or any of its Subsidiaries that is not subordinated to the Listed Senior Notes or any guarantee, or (b) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of ETO or its Subsidiaries.
Notwithstanding the foregoing, ETO will, and will permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the preceding paragraph provided that the Attributable Indebtedness from such Sale- Leaseback Transaction, together with the aggregate principal amount of outstanding Indebtedness (other than the Listed Senior Notes) secured by liens other than Permitted Liens upon Principal Properties, does not exceed 10% of Consolidated Net Tangible Assets.
Reports.
So long as any Listed Senior Notes are outstanding, ETO will:
•for as long as it is required to file information with the SEC pursuant to the Exchange Act, file with the trustee, within 15 days after it is required to file the same with the SEC, copies of the annual reports and of the information, documents and other reports which it is required to file with the SEC pursuant to the Exchange Act;
•if it is not required to file reports with the SEC pursuant to the Exchange Act, file with the trustee, within 15 days after it would have been required to file with the SEC, financial statements (and with respect to annual reports, an auditors’ report by a firm of established national reputation) and a Management’s Discussion and Analysis of Financial Condition and Results of Operations, both comparable to what it would have been required to file with the SEC had it been subject to the reporting requirements of the Exchange Act; and
•if it is required to furnish annual or quarterly reports to its equity holders pursuant to the Exchange Act, file these reports with the trustee.
Merger, Consolidation or Sale of Assets.

ETO will not, in a transaction or series of transactions, consolidate with or merge into any Person or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to any Person unless:
(1) the Person formed by or resulting from any such consolidation or merger or to which such assets have been sold, leased, conveyed, transferred or otherwise disposed of (the “successor”) is ETO or expressly assumes by supplemental indenture all of ETO’s obligations and liabilities under the Indenture and the Listed Senior Notes;
(2) the successor is organized under the laws of the United States, any state thereof or the District of Columbia;
(3) immediately after giving effect to the transaction or series of transactions, no Default or Event of Default has occurred and is continuing; and
(4) ETO has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer complies with the Indenture.
The successor will be substituted for ETO in the Indenture with the same effect as if it had been an original party to the Indenture. Thereafter, the successor may exercise the rights and powers of ETO under the Indenture. If ETO conveys or transfers all or substantially all of its assets, it will be released from all liabilities and obligations under the Indenture and under the Listed Senior Notes except that no such release will occur in the case of a lease of all or substantially all of its assets.
Events of Default
Each of the following is an “Event of Default” under the Indenture with respect to Listed Senior Notes of each series:
(1) a default in any payment of interest on such series of Listed Senior Notes when due that continues for 30 days;
(2) a default in the payment of principal of or premium, if any, on such notes when due at their stated maturity, upon redemption, by declaration, upon required repurchase or otherwise;
(3) a failure by ETO or any Subsidiary Guarantor to comply with its other covenants or agreements in the Indenture continuing for 60 days after written notice of default given by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding Listed Senior Notes;
(4) certain events of bankruptcy, insolvency or reorganization of ETO or any Subsidiary Guarantor as more fully described in the Indenture (the “bankruptcy provisions”);
(5) any guarantee of a Subsidiary Guarantor ceases to be in full force and effect, is declared null and void or is found to be invalid in a judicial proceeding or any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its guarantee; or
(6) any Indebtedness of ETO or any Subsidiary Guarantor is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $25,000,000.
An Event of Default for a series of the Listed Senior Notes will not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture, and an Event of Default for any such other series of debt securities will not necessarily constitute an Event of Default for any series of the Listed Senior Notes. Further, an event of default under other indebtedness of ETO or its Subsidiaries will not necessarily constitute a Default or an Event of Default for the Listed Senior Notes. If an Event of Default (other than an Event of Default described in clause (4) above) with respect to the Listed Senior Notes of any series occurs and is continuing, the trustee by notice to ETO, or the holders of at least 25% in principal amount of the outstanding Listed Senior Notes of such series by notice to ETO and the trustee, may, and the trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Listed Senior Notes of such series to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. The Indenture provides that if an Event of Default described in clause (4) above occurs, the principal of, premium, if any, and accrued and unpaid interest on the Listed Senior Notes will become and be immediately due and payable without any declaration of acceleration, notice or other act on the part of the trustee or any holders. However, the effect of such provision may be limited by applicable law.
The holders of a majority in principal amount of the outstanding applicable series of Listed Senior Notes may, by written notice to the trustee, rescind any acceleration with respect to such series and annul its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction and all existing Events of Default with respect to such series, other than the nonpayment of the principal of, premium, if any, and interest on the Listed Senior Notes that have become due solely by such acceleration, have been cured or waived.
Subject to the provisions of the Indenture relating to the duties of the trustee if an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of Listed Senior Notes, unless such holders have offered to the trustee reasonable indemnity or security against any cost, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of Listed Senior Notes may pursue any remedy with respect to the Indenture or the Listed Senior Notes, unless:
(1) such holder has previously given the trustee notice that an Event of Default with respect to the Listed Senior Notes is continuing;
(2) holders of at least 25% in principal amount of the outstanding Listed Senior Notes of the applicable series have requested in writing that the trustee pursue the remedy;
(3) such holders have offered the trustee reasonable security or indemnity against any cost, liability or expense;
(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and
(5) the holders of a majority in principal amount of the outstanding Listed Senior Notes of the applicable series have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.
Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Listed Senior Notes of the applicable series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee with respect to the Listed Senior Notes of such series. The trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the trustee determines is unduly prejudicial to the rights of any other holder of Listed Senior Notes or that would involve the trustee in personal liability.

The Indenture provides that if a Default (that is, an event that is, or after notice or the passage of time would be, an Event of Default) with respect to the Listed Senior Notes occurs and is continuing and is known to the trustee, the trustee must send to each holder of Listed Senior Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, and premium, if any, or interest on the Listed Senior Notes, the trustee may withhold such notice, but only if and so long as the trustee in good faith determines that withholding notice is in the interests of the holders of Listed Senior Notes. In addition, ETO is required to deliver to the trustee, within 120 days after the end of each fiscal year, an officers’ certificate as to compliance with all covenants under the Indenture and indicating whether the signers thereof know of any Default or Event of Default that occurred during the previous year. ETO also is required to deliver to the trustee, within 30 days after the occurrence thereof, an officers’ certificate specifying any Default or Event of Default, its status and what action ETO is taking or proposes to take in respect thereof.
Amendments and Waivers
Amendments of the Indenture may be made by ETO, the Subsidiary Guarantors, if any, and the trustee with the written consent of the holders of a majority in principal amount of the then outstanding Listed Senior Notes of the affected series (including consents obtained in connection with a tender offer or exchange offer for debt securities). However, without the consent of each holder of an affected note, no amendment may, among other things:
(1) reduce the percentage in principal amount of Listed Senior Notes whose holders must consent to an amendment;
(2) reduce the rate of or extend the time for payment of interest on any note;
(3) reduce the principal of or extend the stated maturity of any note;
(4) reduce the premium payable upon the redemption of any note as described above under “-Optional Redemption;”
(5) change any obligation of ETO or any Subsidiary Guarantor to pay additional amounts with respect to any note;
(6) make any Listed Senior Notes payable in money other than U.S. dollars;
(7) impair the right of any holder to receive payment of the principal of and premium, if any, and interest on such holder’s note or to institute suit for the enforcement of any payment on or with respect to such holder’s note;
(8) waive a continuing Default or Event of Default in the payment of principal and premium, if any, and interest with respect to such holder’s note;
(9) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions;
(10) release any security that may have been granted in respect of the Listed Senior Notes other than in accordance with the Indenture; or
(11) release the guarantee of any Subsidiary Guarantor other than in accordance with the Indenture or modify its guarantee in any manner adverse to the holders.

The holders of a majority in principal amount of the outstanding Listed Senior Notes of any series may waive compliance by ETO with certain restrictive covenants on behalf of all holders of Listed Senior Notes of such series, including those described under “-Certain Covenants-Limitations on Liens” and “-Certain Covenants-Restriction on Sale-Leasebacks.” The holders of a majority in principal amount of the outstanding Listed Senior Notes of any series, on behalf of all such holders, may waive any past or existing default or Event of Default with respect to the Listed Senior Notes of such series (including any such waiver obtained in connection with a tender offer or exchange offer for the notes), except a default or Event of Default in the payment of principal, premium or interest or in respect of a provision that under the Indenture cannot be modified or amended without the consent of the holder of each outstanding note affected. A waiver by the holders of Listed Senior Notes of any series of compliance with a covenant, a default or an Event of Default will not constitute a waiver of compliance with such covenant or such default or Event of Default with respect to any other series of debt securities issued under the Indenture to which such covenant, default or Event of Default applies.
Without the consent of any holder, ETO, the Subsidiary Guarantors, if any, and the trustee may amend the Indenture to:
(1) cure any ambiguity, omission, defect or inconsistency;
(2) provide for the assumption by a successor of the obligations of ETO under the Indenture;
(3) provide for uncertificated Listed Senior Notes in addition to or in place of certificated notes;
(4) provide for the addition of any Subsidiary as a Subsidiary Guarantor, or to reflect the release of any Subsidiary Guarantor, in either case as provided in the Indenture;
(5) secure the Listed Senior Notes or a guarantee;
(6) comply with any requirement in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;
(7) add to the covenants of ETO or any Subsidiary Guarantor for the benefit of the holders or surrender any right or power conferred upon ETO or any Subsidiary Guarantor;
(8) add any additional Events of Default;
(9) make any change that does not adversely affect the rights under the Indenture of any holder;
(10) supplement any of the provisions of the Indenture to facilitate the defeasance and discharge of the Listed Senior Notes pursuant to the terms of the Indenture;
(11) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;
(12) conform the text of the Indenture or a guarantee to any provision of this “Description of the Listed Senior Notes” to the extent that such text of the Indenture or the guarantee was intended to reflect such provision of this “Description of the Listed Senior Notes;” and
(13) provide for a successor trustee.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment with the consent of the holders under the Indenture becomes effective, ETO is required to mail to all holders of Listed Senior Notes a notice briefly describing such amendment. However, the failure to give such notice to all such holders, or any defect therein, will not impair or affect the validity of the amendment.
Defeasance and Discharge
ETO at any time may terminate all its obligations under the Indenture as they relate to the Listed Senior Notes of any series (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer of or exchange the Listed Senior Notes, to replace mutilated, destroyed, lost or stolen Listed Senior Notes and to maintain a registrar and paying agent in respect of the Listed Senior Notes.
ETO at any time may terminate its obligations under the covenants described under “-Certain Covenants” (other than “Merger, Consolidation or Sale of Assets”) and the bankruptcy provisions with respect to each Subsidiary Guarantor, the guarantee provision and the cross-acceleration provision described under “-Events of Default” above with respect to the Listed Senior Notes of any series (“covenant defeasance”).
ETO may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If ETO exercises its legal defeasance option, payment of the Listed Senior Notes of the applicable series may not be accelerated because of an Event of Default. If ETO exercises its covenant defeasance option for the a series of the Listed Senior Notes, payment of the Listed Senior Notes of the applicable series may not be accelerated because of an Event of Default specified in clause (3), (4) (with respect only to a Subsidiary Guarantor), (5) or (6) under “-Events of Default” above. If ETO exercises either its legal defeasance option or its covenant defeasance option, each guarantee will terminate with respect to the Listed Senior Notes of the applicable series and any security that may have been granted with respect to the Listed Senior Notes of the applicable series will be released.
In order to exercise either defeasance option, ETO must irrevocably deposit in trust (the “defeasance trust”) with the trustee money, U.S. Government Obligations (as defined in the Indenture) or a combination thereof for the payment of principal, premium, if any, and interest on the Listed Senior Notes of the applicable series to redemption or stated maturity, as the case may be, and must comply with certain other conditions, including delivery to the trustee of an opinion of counsel (subject to customary exceptions and exclusions) to the effect that holders of the Listed Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.
In the event of any legal defeasance, holders of the Listed Senior Notes of the applicable series would be entitled to look only to the trust fund for payment of principal of and any premium and interest on their Listed Senior Notes until maturity.
Although the amount of money and U.S. Government Obligations on deposit with the trustee would be intended to be sufficient to pay amounts due on the Listed Senior Notes at the time of their stated maturity, if ETO exercises its covenant defeasance option for the Listed Senior Notes and the Listed Senior Notes are declared due and payable because of the occurrence of an Event of Default, such amount may not be sufficient to pay amounts due on the Listed Senior Notes at the time of the acceleration resulting from such Event of Default. ETO would remain liable for such payments, however.
In addition, ETO may discharge all its obligations under the Indenture with respect to the Listed Senior Notes of any series, other than its obligation to register the transfer of and exchange notes, provided that either:
•it delivers all outstanding Listed Senior Notes of such series to the trustee for cancellation; or
•all such Listed Senior Notes not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are called for redemption within one year, and in the case of this bullet point, it has deposited with the trustee in trust an amount of cash sufficient to pay the entire indebtedness of such Listed Senior Notes, including interest to the stated maturity or applicable redemption date.
Book-Entry; Delivery and Form
Except as set forth below, the Listed Senior Notes were issued in registered global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess of that amount. The Listed Senior Notes will initially be represented by one or more fully registered global notes, which we refer to collectively as the “global notes.” Each such global note will be deposited upon issuance with the trustee as custodian for the DTC in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.
The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and the transfers of interests in the global notes. The Listed Senior Notes will be issued only in the form of definitive global securities that will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until they are exchanged in whole or in part for notes in definitive form under the limited circumstances described below, a global note may not be transferred except as a whole (1) by DTC to a nominee, (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Listed Senior Notes through the accounts that each of these systems maintain as participants in DTC.
Ownership of beneficial interests in the global notes will be limited to persons that have accounts with DTC for such global notes, who we refer to as participants, or persons that may hold interests through participants. Upon the issuance of the global notes, DTC will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the Listed Senior Notes represented by such global notes beneficially owned by such participants.
Ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants). Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in the global notes, except in the event that use of the book-entry system for the global notes is discontinued. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the global notes.
So long as DTC or its nominee is the registered owner of the global notes, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Listed Senior Notes represented by such global notes for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the global notes will not be entitled to have notes represented by such global notes registered in their names, will not receive or be entitled to receive physical delivery of such Listed Senior Notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the global notes must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture.
We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in any of the global notes desires to give or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or to take such action or would otherwise act upon the instructions of beneficial owners holding through them.
Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the global notes, such as redemptions, tenders, defaults, and proposed amendments to the Listed Senior Notes. Beneficial owners may ascertain that the nominee holding the global notes for their benefit has agreed to obtain and transmit notices to beneficial owners or beneficial owners may provide their names and addresses to the registrar and request that copies of notices be provided directly to them.
Principal and interest payments on interests represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner of such global notes. None of ETO, the Trustee any other agent of ETO or agent of the Trustee will have any responsibility or liability for any facet of the records relating to or payments made on account of beneficial ownership of interests. We expect that DTC, upon receipt of any payment of principal or interest in respect of the global notes, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in such global notes as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.
If DTC is at any time unwilling or unable to continue as depository for the global notes of any series, and we fail to appoint a successor depository registered as a clearing agency under the Exchange Act within 90 days, we will issue Listed Senior Notes of that series in definitive form in exchange for the global notes. Any Listed Senior Notes issued in definitive form in exchange for such global notes will be registered in such name or names, and will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the global notes.
Same Day Settlement and Payment
All payments of principal and interest on the Listed Senior Notes will be made by ETO in immediately available funds. The Listed Senior Notes will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Listed Senior Notes will therefore be required by DTC to settle in immediately available funds.
Concerning the Trustee
The Indenture contains certain limitations on the right of the trustee, should it become our creditor, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in certain other transactions. However, if it acquires any conflicting interest within the meaning of the Trust Indenture Act after a default has occurred and is continuing, it must eliminate the conflict within 90 days, apply to the SEC for permission to continue as trustee or resign.
If an Event of Default occurs and is not cured or waived, the trustee is required to exercise such of the rights and powers vested in it by the Indenture and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the trustee will not be under any obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Listed Senior Notes unless they have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities it may incur.
U.S. Bank National Association is the trustee under the Indenture and has been appointed by ETO as registrar and paying agent with regard to the Listed Senior Notes. The trustee’s address is 8 Greenway Plaza, Suite 1100, Houston, Texas 77046. The trustee and its affiliates maintain commercial banking and other relationships with ETO.
No Personal Liability of Directors, Officers, Employees, Limited Partners and Members
The directors, officers, employees, limited partners and members of ETO, the General Partner and Energy Transfer Partners, L.L.C. will not have any personal liability for our obligations under the Indenture or the Listed Senior Notes. Each holder of Listed Senior Notes, by accepting a note, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Listed Senior Notes.
Governing Law
The Indenture and the Listed Senior Notes are governed by, and will be construed in accordance with, the laws of the State of New York.

Certain Definitions
“Attributable Indebtedness,” when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale-Leaseback Transaction (including any period for which such lease has been extended). In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the amount determined assuming no such termination.
“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets of ETO and its consolidated Subsidiaries after deducting therefrom:
(1) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than twelve months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt); and
(2) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth, or on a pro forma basis would be set forth, on the consolidated balance sheet of ETO and its consolidated Subsidiaries for ETO’s most recently completed fiscal quarter for which financial statements have been filed with the SEC, prepared in accordance with generally accepted accounting principles.
“Credit Agreement” means the Credit Agreement, dated as of December 1, 2017, among ETO, Wells Fargo Bank, National Association, as Administrative Agent, and the other agents and lenders party thereto, and as further amended, restated, refinanced, replaced or refunded from time to time.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor statute.
“General Partner” means Energy Transfer Partners GP, L.P., a Delaware limited partnership, and its successors as general partner of ETO.
“Indebtedness” of any Person at any date means any obligation created or assumed by such Person for the repayment of borrowed money or any guaranty thereof.
“Permitted Liens” means:
(1) liens upon rights-of-way for pipeline purposes;
(2) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, easements, licenses, restrictions on the use of real property or minor imperfections in title thereto and which do not in the aggregate materially adversely affect the value of the properties encumbered thereby or materially impair their use in the operation of the business of ETO and its Subsidiaries;
(3) rights reserved to or vested by any provision of law in any municipality or public authority to control or regulate any of the properties of ETO or any Subsidiary or the use thereof or the rights and interests of ETO or any Subsidiary therein, in any manner under any and all laws;
(4) rights reserved to the grantors of any properties of ETO or any Subsidiary, and the restrictions, conditions, restrictive covenants and limitations, in respect thereto, pursuant to the terms, conditions and provisions of any rights-of-way agreements, contracts or other agreements therewith;

(5) any statutory or governmental lien or lien arising by operation of law, or any mechanics’, repairmen’s, materialmen’s, suppliers’, carriers’, landlords’, warehousemen’s or similar lien incurred in the ordinary course of business which is not more than sixty (60) days past due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;
(6) any right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;
(7) liens for taxes and assessments which are (a) for the then current year, (b) not at the time delinquent, or (c) delinquent but the validity or amount of which is being contested at the time by ETO or any of its Subsidiaries in good faith by appropriate proceedings;
(8) liens of, or to secure performance of, leases, other than capital leases;
(9) any lien in favor of ETO or any Subsidiary;
(10) any lien upon any property or assets of ETO or any Subsidiary in existence on the date of the initial issuance of the Listed Senior Notes;
(11) any lien incurred in the ordinary course of business in connection with workmen’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;
(12) liens in favor of any person to secure obligations under provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute, provided that such obligations do not constitute Indebtedness; or any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations, and other obligations of a like nature incurred in the ordinary course of business;
(13) any lien upon any property or assets created at the time of acquisition of such property or assets by ETO or any of its Subsidiaries or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;
(14) any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure Indebtedness incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;
(15) any lien upon any property or assets existing thereon at the time of the acquisition thereof by ETO or any of its Subsidiaries and any lien upon any property or assets of a Person existing thereon at the time such Person becomes a Subsidiary of ETO by acquisition, merger or otherwise; provided that, in each case, such lien only encumbers the property or assets so acquired or owned by such Person at the time such Person becomes a Subsidiary;
(16) liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which ETO or the applicable Subsidiary has not exhausted its appellate rights;

(17) any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refunding or replacements) of liens, in whole or in part, referred to in clauses (1) through (16) above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of ETO or its Subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement; or
(18) any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing Indebtedness of ETO or any of its Subsidiaries.
“Person” means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
“Principal Property” means, whether owned or leased on the date of the initial issuance of the Listed Senior Notes or thereafter acquired:
(1) any pipeline assets of ETO or any of its Subsidiaries, including any related facilities employed in the gathering, transportation, distribution, storage or marketing of natural gas, refined petroleum products, natural gas liquids and petrochemicals, that are located in the United States of America or any territory or political subdivision thereof; and
(2) any processing, compression, treating, blending or manufacturing plant or terminal owned or leased by ETO or any of its Subsidiaries that is located in the United States or any territory or political subdivision thereof, except in the case of either of the preceding clause (1) or this clause (2):
    (i)    any such assets consisting of inventories, furniture, office fixtures and equipment (including data processing equipment), vehicles and equipment used on, or useful with, vehicles; and
    (ii)    any such assets which, in the opinion of the board of directors of the general partner of the General Partner are not material in relation to the activities of ETO and its Subsidiaries taken as a whole.
“Restricted Subsidiary” means any Subsidiary owning or leasing, directly or indirectly through ownership in another Subsidiary, any Principal Property.
“Subsidiary” means, with respect to any Person, any corporation, association or business entity of which more than 50% of the total voting power of the equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof or any partnership of which more than 50% of the partners’ equity interests (considering all partners’ equity interests as a single class) is, in each case, at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof.
“Subsidiary Guarantor” means each Subsidiary of ETO that guarantees the Listed Senior Notes pursuant to the terms of the Indenture but only so long as such Subsidiary is a guarantor with respect to the Listed Senior Notes on the terms provided for in the Indenture.